Exhibit (h)(21)

                                                     September 13, 2006

Mr. Simon D. Collier, President
Forum Funds
Two Portland Square
Portland, Maine 04101

        RE: Contractual Waivers and Reimbursements

Dear Mr. Collier:

   Alex Brown Investment Management LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for Institutional and A shares for Flag Investors Equity Opportunity Fund do not exceed 1.10% and 1.35%, respectively; and for Institutional and A shares of Flag Investors Income Opportunity do not exceed 0.85% and 1.10% respectively.

   This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate as of November 30, 2007.


Very truly yours,


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